EXHIBIT 99.3


                 February 1, 2001




                   THIS PRESS RELEASE COMPLETES THE PREVIOUS ONE DATED ON
                                JANUARY 31, 2001






                 CANAL+ has sold its 39% interest in Eurosport France and its 49.5% interest in Eurosport International to TF1. Proceeds from the sale amounted to FRF 2 billion for CANAL+ Group and to FRF
                 2.26 billion for Vivendi Universal Group, considering that Havas Image has also sold its participation in Eurosport France.

                 In addition to the obvious financial benefits, the transaction gives CANAL+ free rein to develop its editorial policy with regard to French and international sporting events. The Group's satellite and cable subscribers will continue to receive Eurosport.